AMMO INCORPORATED

January 11, 2019

Via Email (RHardt@jagemann.com)
Mr. Thomas Jagemann, CEO
Mr. Ralph Hardt, President
Jagemann Stamping Company
5757 W. Custer Street
Manitowoc, Wisconsin 54220

BINDING LETTER OF INTENT

Re: Enlight Group II, LLC, and Jagemann Stamping Company

Tom & Ralph:

The purpose of this letter ("Binding Letter of Intent") is to confirm the agreement of Enlight Group II, LLC, a Delaware limited liability company ("Enlight"), a wholly owned subsidiary of AMMO, Inc., a Delaware corporation ("AI") and Jagemann Stamping Company, a Wisconsin corporation ("Jagemann") (collectively, Enlight and Jagemann shall be referred to as the "Parties") to consummate a part contribution and part sale transaction involving certain assets of the ammunition casings and projectile division/product line/business of Jagemann ("Jagemann Ammunition Casing Division").

The agreed upon terms of this transaction ("Transaction") are as follows:

1. The legally binding and enforceable terms of the Transaction will be set forth in the Parties' Asset Purchase Agreement ("APA") and other ancillary agreements to the APA ("Ancillary Agreements"), all of which are subject in form and content to the mutual acceptance and approval of the Parties in their sole discretion.

2. The Parties intend to operate Enlight as a d/b/a under the name "Jagemann Munition Components."

3. The assets in this Transaction involve primarily machinery and certain contracts and permits of the Jagemann Ammunition Casing Division as identified in Schedules included as part of the APA (the "Assets").

4. Enlight shall remit to Jagemann $18,400,000.00 in a combination of cash and AI stock, and in combination with capital contribution by Jagemann, acquire the Assets. The Parties agree that the allocation of the purchase price and structure of the Transaction may change and shall remain subject to the APA. The membership interests in Enlight shall be all of the same class with equal rights.

AMMO INCORPORATED

5. The Transaction shall close as soon as practicable upon the satisfaction of the Parties' Closing Conditions as identified in the APA.

6. The Parties are authorized to publicly announce and generally describe the Transaction upon execution of this Binding Term Sheet and consistent with the terms of this Binding Term Sheet.

7. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without regard to any choice of law rule or principle of any State or any other jurisdiction that otherwise may apply the law of any other jurisdiction. Each Party irrevocably and unconditionally submits to the exclusive jurisdiction of the American Arbitration Association and/or any State or Federal Court sitting in Phoenix, Arizona (Maricopa County) over any suit, action or proceeding arising out of or relating to this Agreement.

8. This Binding Term Sheet may be executed in multiple counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. Any executed counterpart transmitted by facsimile, email, pdf or similar transmission by any Party shall be deemed an original and shall be binding upon such Party.

This Binding Term Sheet has been executed and delivered by the undersigned Parties as of the date first above written.

Enlight Group II, LLC

By: Fred Wagenhals, Authorized Representative of AMMO, Inc., sole member/manager of Enlight Group II, LLC

Its: CEO/Chairman

Jagemann Stamping Company

By: Thomas Jagemann
Its: CEO